SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Form 20-F in respect of Annual Report for the year ended 31 December 2006

The Form 20-F was filed with the Securities and Exchange Commission (SEC) on 28 June 2007. It may also be viewed on the Company website at http://www.prudential.co.uk/prudential-plc/investors/financialreports/ and hard copies are available, free of charge, on request from Group Secretariat, Prudential plc +44 (0)20 7548 3807.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business in the United States of America.

Contact name for enquiries

Susan Henderson

020 7548 3805

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 2 July 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary